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FILE NO: 55003.19
July 26, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 4 filed on July 18, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (File No. 333-129087) (the “Registration Statement”), together with an exhibit, and the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 24, 2006.
For convenience of reference, the Staff comment contained in your July 24, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Charito Mittelman, Steven Jacobs and Josh Forgione a courtesy copy of this letter and four courtesy copies of Amendment No. 5 filed by the Company on the date hereof, three copies of which have been marked to reflect changes made to Pre-Effective Amendment No. 4 to the Registration Statement filed with the Commission on July 18, 2006. The changes reflected in Amendment No. 5 have been made in response to the

Mr. Owen Pinkerton, Esq.
July 26, 2006

Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 5. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
Form S-11
Exhibit 5.1
1.	We note that counsel has carved out “real estate syndication laws of the State of Maryland” in providing its legal opinion. Please advise us as to why this provision has been excluded from the opinion or provide us with an opinion that does not carve this section out.

RESPONSE: The Company respectfully informs the staff that its counsel carved out the “real estate syndication laws of the State of Maryland” from its legal opinion regarding the legality of the shares of the Company’s common stock issued and/or offered in connection with the Company’s initial public offering for several reasons. The American Bar Association Guidelines for the Preparation of Closing Opinions, together with the American Bar Association Legal Opinion Principles (the “ABA Principles”) provide “[a]n opinion letter covers only law that a lawyer in the jurisdiction(s) whose law is being covered by the opinion letter exercising customary professional diligence would reasonably be expected to recognize as being applicable to the entity, transaction, or agreement to which the opinion letter relates.” 57 Bus. Law. 345 (2001). The Company respectfully submits that the real estate syndication laws of the State of Maryland have no bearing as to the legality of the issuance and/or the offer of the shares in this offering. Neither this offering, any of the Company’s formation transactions, acquisitions or structured real estate investments are real estate syndications nor are these transactions subject to Maryland’s laws related to real estate syndications. As a result, the Company’s counsel believed that it should make clear that its opinion did not relate to these laws in accordance with the ABA Principles. Finally, the Company respectfully submits that it is common practice for law firms giving legality opinions in connection with Maryland corporations issuing securities in public offerings that have no involvement with real estate syndication transactions to carve out the Maryland real estate syndication laws from their legal opinions.
In addition, pursuant to our response to comment four of your July 11, 2006 comment letter, please note that the Company has filed the draft of the underwriting agreement as Exhibit 1.1 to Amendment No. 5.

Mr. Owen Pinkerton, Esq.
July 26, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall